Exicure, Inc. 8045 Lamon Avenue, Suite 410 Skokie, IL 60077 (847) 673-1700

January 12, 2018
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn:    Chris Edwards
Suzanne Hayes

Re: Exicure, Inc.
 Registration Statement on Form S-1
 Filed November 28, 2017
 File No. 333-221791
Ladies and Gentlemen:
On behalf of Exicure, Inc., a Delaware corporation (the “Company”), transmitted herewith through the EDGAR electronic filing system (“EDGAR”) under the Securities Act of 1933, as amended (the “Securities Act”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated December 15, 2017 relating to the Company’s Registration Statement on Form S-1 filed on November 28, 2017 (the “Form S-1”). Concurrent with this letter, we are filing an amended Registration Statement on Form S-1 (the “Form S-1/A”). For your convenience, we have reproduced the Staff’s comment below in italics, followed by our corresponding response.
Registration Statement on Form S-1
General

1.
Please provide us your analysis as to why each of the selling shareholders who received your shares in the Merger or Private Placement should not be deemed underwriters pursuant to Securities Act Rule 145(c). To the extent they are, please name them as underwriters and revise to clarify that the price at which they are offering their shares will remain fixed for the duration of the offering. If they are not, please provide us a basis for your conclusion, including a discussion of whether such selling shareholders were a party to or an affiliate of a party to the business combination transaction discussed in this prospectus. Refer to Section II.G of Securities Act Release 33-8869 (2007).

The Company respectfully advises the Staff that based on its analysis of all the circumstances behind the Merger and the Private Placement, as discussed in greater detail below, it does not believe that the selling

Chris Edwards and Suzanne Hayes
Securities and Exchange Commission
January 12, 2018

shareholders who received the Company’s shares in the Merger and Private Placement should be deemed underwriters pursuant to Rule 145(c).
The Company considered the definition of an “Underwriter” provided in Section 2(a)(11) of the Securities Act in its analysis:
Section 2(a)(11) of the Securities Act defines an “underwriter” to include: “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking…”

a)
The shares issued in the transactions described above (the “Securities”) were not purchased with a view to distribute such Securities. As described in the Registration Statement, the Securities were originally purchased by the selling shareholders (i) in connection with an investment in Exicure, Inc., the formerly private company party to the Merger (“Exicure OpCo”), (ii) in the ordinary course of business in connection with employment at Exicure OpCo or the exercise of Exicure OpCo stock options, or (iii) in connection with the Private Placement. In each case, the Securities were purchased with a long-term investment intent in Exicure OpCo and, after the transactions referenced above, in the Company. Each of the selling shareholders made extensive representations and warranties regarding its investment intent, including representations that each selling shareholder was purchasing the Securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the Securities in violation of the Securities Act. In fact, with respect to the vast majority of Securities acquired in the Merger, the receiving shareholders entered into customary lockup agreements with the Company for a period of nine months. In addition, at the time of acquisition of the Securities, to the Company’s knowledge, none of the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute such Securities.

b)
The registration of the selling shareholder shares through the Registration Statement constitutes a valid secondary offering and is not an offering by or on behalf of the Company. The Company will not receive any proceeds from the sale of the shares. No selling shareholder is acting on behalf of the Company with respect to the shares being listed for registration under the Registration Statement, and the Company has no contractual, legal or other relationship with the selling shareholders who received shares in the transactions described above that would control the timing, nature and amount of resales of such shares following the effectiveness of the Registration Statement or whether such shares are even resold at all under the Registration Statement. The Company has no contracts, commitments, arrangements or understandings with any of the selling shareholders who received shares in the transactions described above to create a public market or carry out any transaction in the shares. As such, the selling shareholders are not acting as a conduit for the Company, and the Company believes that the present registered offering is properly suited as a secondary offering and not an indirect primary offering.

For the reasons set forth above, the Company respectfully submits to the Staff that the selling shareholders should not be deemed underwriters pursuant to the Securities Act. The vast majority of the selling shareholders were not a party to or an affiliate of a party to the Merger. However, even for shareholders who could be deemed to be affiliates of the Company, such shareholders were longtime investors and shareholders in the

Chris Edwards and Suzanne Hayes
Securities and Exchange Commission
January 12, 2018

Company (in each case, since early 2016 or before) or subject to the nine-month lockup or both, and the Company believes that such shareholders have already incurred the economic risk of their investments. None of these shareholders has any arrangement with any person to participate in the distribution of these securities.

The Company has been advised that none of the 10% or greater shareholders of the Company and none of the pre-merger directors and officers and affiliates (the “Affiliated Shareholders”) is a broker-dealer and, to the Company’s knowledge, none of the Affiliated Shareholders is in the business of underwriting securities. To the Company’s knowledge, the Affiliated Shareholders have not entered into any agreement, nor is any agreement contemplated, whereby the Affiliated Shareholders would serve as underwriters in connection with the Registration Statement. For the foregoing reasons, the Company respectfully submits that the Affiliated Shareholders did not acquire their shares with a view to distribution and should not be viewed as underwriters in connection with the Registration Statement.

* * * * *
Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of these responses, please feel free to contact me at (847) 673-1700.

Very truly yours,
/s/ David A. Giljohann
David A. Giljohann, Ph.D.
Chief Executive Officer

Enc.

Cc:      Sam Zucker, Sidley Austin LLP
David S. Snyder, Chief Financial Officer of Exicure, Inc.